                                  _____, 1996





Board of Directors
Bank of Gonzales Holding Company, Inc.

Board of Directors
Bank of Gonzales

Board of Directors
Deposit Guaranty Corp.
One Deposit Guaranty Plaza
210 East Capitol Street
Post Office Box 730
Jackson, Mississippi  39205-0730

Board of Directors
Commercial National Corporation
333 Texas Street
Shreveport, Louisiana  71152


         RE: THE FEDERAL INCOME TAX CONSEQUENCES OF CERTAIN MATTERS ARISING UNDER THE CORPORATE REORGANIZATION PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED

Gentlemen:

         You have requested our opinion regarding the federal income tax consequences of the proposed merger of Bank of Gonzales Holding Company, Inc. ("Gonzales Holding") with and into Commercial National Corporation ("CNC"), immediately followed by the merger of Bank of Gonzales with and into Citizens National Bank ("CNB"). The merger of Gonzales Holding with and into CNC is hereinafter referred to as the "Holding Company Merger." The merger of Bank of Gonzales with and into CNB is hereinafter referred to as the "Bank Merger." Both mergers are sometimes hereinafter collectively referred to as the "Mergers," and each merger is more fully described herein. Unless otherwise noted, the capitalized terms herein shall have the same meaning ascribed to such terms in that certain Agreement and Plan of Merger by and among you, dated as of February 5, 1996 (the "Merger Agreement"). This opinion is rendered in satisfaction of the closing condition described in Section 6.01(c) of the Merger Agreement.

         We have examined and are familiar with the Merger Agreement, the Proxy Statement/Prospectus of DGC and Gonzales Holding dated May __, 1996 regarding the proposed transactions, certain financial statements of the parties to the proposed Mergers, and such other documents as we have deemed sufficient to enable us to express our informed opinion. In rendering this opinion we have relied not only on such documents but also on the representations and statements of the parties to the proposed Mergers, some of which are stated in the Certificate dated ___, 1996, attached hereto as Exhibit "A", regarding certain matters addressed in this opinion, and the following factual information supplied by the parties to the proposed Mergers.

               I.  BACKGROUND FACTS CONCERNING CORPORATE PARTIES

A.       Deposit Guaranty Corp.

         Deposit Guaranty Corp. ("DGC") was incorporated in 1968 under the laws of the State of Mississippi for the primary purpose of acting as a bank holding company for Deposit Guaranty National Bank ("DGNB"), a national banking association. DGC is registered as a bank holding company with the Federal Reserve System.

         DGC has an authorized capital structure consisting of 100,000,000 shares of no par value voting common stock ( the "DGC Common Stock"), 25,000,000 shares of no par value Class A voting preferred stock, and 25,000,000 shares of Class B non-voting preferred stock. As of December 31, 1995, DGC had 19,379,643 shares of Common Stock issued and outstanding and no preferred stock is outstanding. DGC is a publicly held company with over 6,000 shareholders of record as of December 31, 1995, and its stock is traded on the NASDAQ National Market System. In addition, as of December 31, 1995, options to acquire 442,852 shares of DGC Common Stock are outstanding.

         DGC and its subsidiaries are engaged only in the general banking business and activities closely related to banking, as authorized by the banking laws of the United States and the regulations issued pursuant thereto.

         The books of account of DGC are maintained on a calendar year basis and DGC computes its income under the accrual method of accounting. DGC is the parent of an affiliated group that, for federal income tax purposes, includes, among other entities, CNC (described below), and CNB.

B.       Commercial National Corporation

         CNC is a bank holding company and is registered as such with the Federal Reserve System. The authorized capital stock of CNC consists of 5,000,000 shares of common stock, $5.00 par value.

There are 4,200,000 shares of CNC common stock issued and outstanding, all of which are owned by DGC. All of CNC's common stock was acquired by DGC in February, 1990.

         CNC does not engage in any business activities other than its ownership of CNB and Commercial National Bank. The books of CNC are maintained on a calendar year basis and CNC computes its income under the accrual method of accounting.

C.       Citizens National Bank

         CNB is a national banking association, duly organized and validly existing under the laws of the United States with its main office located in Hammond, Louisiana. All of its branches are located in the State of Louisiana. CNB conducts a general banking business embracing all of the customary banking functions as are permitted by Federal regulatory authorities.

         Presently, CNB has authorized capital stock consisting of 234,121 shares of Common Stock (the "CNB Common Stock"). All of the CNB Common Stock is outstanding and is owned by CNC.

         CNB's books of account are maintained on a calendar year, accrual basis and it files a consolidated federal income tax return with CNC and DGC.

D.       Gonzales Holding.

         Gonzales Holding was organized under the laws of the State of Louisiana for the purpose of acting as a bank holding company. Gonzales Holding offers a full complement of consumer and commercial banking services through its only subsidiary, Bank of Gonzales. Gonzales Holding is registered as a bank holding company with the Federal Reserve System.

         Gonzales Holding has an authorized capital structure consisting of 10,000,000 shares of Common Stock (the "Gonzales Holding Common Stock"). There are 561,801 shares of Gonzales Holding Common Stock issued and outstanding to 756 stockholders of record. The Gonzales Holding Common Stock is not traded on an established securities market.


         Gonzales Holding's books of account are maintained on a calendar year basis and Gonzales Holding computes its income under the accrual method of accounting.

E.       Bank of Gonzales.

         Bank of Gonzales is a state banking association duly organized and validly existing under the laws of the state of Louisiana with its principal
office located in Gonzales, Louisiana.   The authorized capital structure of
Bank of Gonzales consists of 440,000 shares of Common Stock (the "Bank of Gonzales Common Stock"), all of which are outstanding and owned by Gonzales Holding.

         Bank of Gonzales offers a wide range of consumer and commercial banking services in the Ascension Parish, Louisiana area. Bank of Gonzales's books of account are maintained on a calendar year basis. It files a consolidated federal income tax return with Gonzales Holding.


                   II.  BUSINESS REASONS FOR AND  DESCRIPTION
                            OF THE PROPOSED MERGERS

A.       Gonzales Holding's Reasons for the Mergers.

         In reaching its decision that the Merger Agreement is in the best interests of Gonzales Holding and its shareholders, the Board of Gonzales Holding considered a number of factors in addition to the financial terms, including, but not limited to the following: (a) the financial condition and results of operations of, and prospects for, each of Gonzales Holding and DGC;
(b) the likelihood that Gonzales Bank would experience significant increased competitive pressures in its market area from larger banking and other financial institutions capable of offering a broader array of technologically advanced financial services and products; (c) the lack of marketability of Gonzales Holding Common Stock and the liquidity that would be offered to Gonzales Holding's shareholders through the ownership of securities of a publicly traded company such as DGC; (d) the financial terms of the Mergers, including the relationship of the value of the DGC Common Stock issuable in the Mergers to the market value, book value, and earnings per share of Gonzales Holding Common Stock; (e) the nonfinancial terms of the Mergers, including the treatment of the Mergers as a tax-free exchange of Gonzales Holding Common Stock for DGC Common Stock for federal and state income tax purposes; (f) the likelihood of the Mergers being approved by applicable regulatory authorities without undue conditions or delay; and(g) the opinion rendered by Sheshunoff, Gonzales Holding's financial advisor, to the effect that the terms of the Mergers, as provided in the Merger Agreement, are fair from a financial point of view, to the holders of Gonzales Holding Common Stock.


B.       DGC's Reasons for the Mergers.

         The DGC Board of Directors believes that by expanding DGC's customer base into the southern portion of Louisiana, the Mergers should enhance DGC's earnings capacity by enabling it to deliver products and provide services to that enlarged customer base, and by permitting cost savings through consolidation of operations. In addition, the DGC Board of Directors believes that the combination of DGC and Gonzales Holding will allow DGC and Gonzales Holding to increase overall efficiency and take advantage of economies of scale in several areas. In evaluating the Mergers, the DGC Board of Directors considered a variety of factors, including the respective results of operations, financial condition and prospects of DGC and Gonzales Holding; the compatibility and complimentary nature of the respective businesses and managerial philosophies of DGC and Gonzales Holding; and the relative prices paid in recent acquisitions of financial institutions.

C.       Description of Proposed Mergers.

         The proposed Mergers will be structured in accordance with the preceding statements of background facts, the Merger Agreement, the laws of the State of Louisiana and the United States, the representations of the parties to the transactions, and the following descriptions:

         1. The Holding Company Merger. Pursuant to the Merger Agreement, Gonzales Holding will merge with and into CNC pursuant to the laws of the State of Louisiana. CNC will be the surviving corporation. On the Effective Date of the Holding Company Merger, each share of Gonzales Holding Common Stock issued and outstanding (other than shares owned by shareholders who, pursuant to the Louisiana Business Corporation Law, perfect any right to receive the fair value of such shares ("Dissenting Shares")), will be converted into and exchangeable for a number of shares of DGC Common Stock determined by dividing 634,000 by the number of shares of Gonzales Holding Common Stock outstanding on the date immediately preceding the Effective Date (the "Exchange Ratio").

               Any dissenters to the Holding Company Merger who meet the statutory requirements, will have the right under Louisiana law to receive cash for their shares from Gonzales Holding. The Merger Agreement, however, provides that Deposit Guaranty may terminate the Merger Agreement if more than ten percent (10%) of the Gonzales Holding Common Stock outstanding at the Effective Date of the Holding Company Merger would be converted into cash.

         2. The Bank Merger. Immediately after the Holding Company Merger, Bank of Gonzales will merge with and into CNB in accordance with applicable federal and state law. CNB will acquire all of the assets and assume all of the liabilities of Bank of Gonzales, and Bank of Gonzales will cease to exist. Each share of outstanding Bank of Gonzales Common Stock will be canceled. CNC will constructively receive CNB Common Stock as consideration for the Bank Merger. No new shares of CNB Common Stock will actually be issued to CNC or to Bank of Gonzales in the Bank Merger. There will be no dissenters to the Bank Merger.

         3.    Fractional Shares.   No fractional shares of DGC Common Stock
               will be issued in the Mergers. Any shareholder otherwise entitled to receive a fractional share of DGC Common Stock will be paid a cash amount in lieu of any such fractional share determined by multiplying (i) the closing sale price of a share of DGC Common Stock on the date immediately proceeding the Effective Date as quoted on the National Association of Securities Dealers Automated Quotation System, by (ii) the fraction of a share of DGC Common Stock to which such holder would otherwise be entitled.

         4. Effects of the Mergers. After the Mergers are completed, all of Gonzales Holding's former shareholders will own DGC Common Stock. There will be no cash paid in connection with either of the Mergers (except for payments for fractional shares as noted above). The ownership structure of DGC, CNC, and CNB will not change. After the Holding Company Merger, CNC will continue both its and Gonzales Holding's historical business in a substantially unchanged manner. After the Bank Merger, CNB will continue both its and Bank of Gonzales' historical business in a substantially unchanged manner.

            III.  DISCUSSION OF APPLICABLE REORGANIZATION PROVISIONS

A.       The Holding Company Merger.

The parties intend that the Holding Company Merger will satisfy the requirements for nonrecognition (i.e., treatment as a tax-free reorganization) under section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") by reason of the application of Code section1/ 368(a)(2)(D). These Code sections describe a forward triangular or subsidiary merger under which the target corporation (Gonzales Holding) is merged into a first tier subsidiary (CNC) of the parent corporation (DGC here) in exchange for parent company stock distributed to the target's historic shareholders.

         Following are the criteria for nonrecognition in the case of a forward triangular merger (applied in the context of the proposed Holding Company Merger):

         1. "Substantially all" of the properties of Gonzales Holding must be acquired by CNC. For Internal Revenue Service ("Service") ruling purposes, this means that CNC must acquire at least seventy percent (70%) of the fair market value of the gross assets and at least ninety percent (90%) of the fair market value of the net assets held by Gonzales Holding immediately prior to the Holding Company Merger. See Code section 368(a)(2)(D); Treas. Reg. Section 1.368- 2(b)(2); and Rev. Proc. 77-37, 1977-2 C.B. 568, Section 3.01.

         2. A "could have merged with the parent" test must be met. This test means that it must have been possible for Gonzales Holding to have merged directly into DGC in a transaction qualifying under Code section 368(a)(1)(A) (a "Type A" merger). A Type A merger is a statutory merger under state or federal law (although Code section 368(a)(1)(A) also covers consolidations, consolidations are not permitted in the context of Code section 368(a)(2)(D)). This test essentially means that it must be shown that the continuity of interest, business purpose and continuity of business enterprise requirements would have been met had Gonzales Holding merged into DGC. See Treas. Reg.
Section 1.368- 2(b)(2).

         3. The stock issued in consideration of CNC's acquisition of Gonzales Holding's properties must consist solely of parent (DGC) stock. The use of any CNC stock would disqualify the Holding Company Merger under Code section 368(a)(2)(D).

         4. In addition to the requirements under the Code which have been generally described above, nonrecognition for the Holding Company Merger is subject to several other nonstatutory rules that have been established through case law and Treasury Regulations. These requirements involve continuity of proprietary interest, continuity of business enterprise, and the existence of a valid business purpose for the transaction. The judicially-developed step transaction doctrine,





____________________

1/ Unless otherwise noted, all section references are to the Code.

wherein a series of formally separate steps are considered together as component parts of an overall plan, must also be considered when evaluating whether a transaction, in substance, qualifies as a valid forward subsidiary merger under Code section 368(a)(1)(A) and section 368(a)(2)(D).

         B.    The Bank Merger.

         The Bank Merger will be a statutory merger of downstream brother-sister corporations. As such, the Bank Merger will qualify, for federal income tax purposes, as a tax-free reorganization under section 368(a)(1)(A) (a "Type A reorganization").

         The Bank Merger is also described in and will qualify as a tax-free reorganization under section 368(a)(1)(D) (a "Type D reorganization"). The Code describes a Type D reorganization involving the transfer of assets to a controlled corporation, as follows:

         1. A transfer by one corporation of substantially all of its assets to a controlled corporation (i.e., a corporation owned by the transferor or its shareholders2/, followed by a section 354 or section 356 of the distribution of the stock, and

         2. In effect, a complete liquidation of the transferor corporation. (Although section 354(b) does not explicitly require a complete liquidation of the transferor, the requisite distribution of all of the transferor's properties will have the effect of a complete liquidation).

         The Service has ruled that in cases involving an overlap of a Type A and a Type D reorganization, the Type D reorganization controls. See Rev. Rul 75-161, 1975-1 C.B. 114. The difference is that Rev. Rul. 75-161 provides that section 357(c) applies to the transaction. Section 357(c) requires that if the sum of the amount of the liabilities assumed by the corporate transferee and the amount of the liabilities to which the property transferred is subject exceeds the total of the adjusted basis of the property transferred, then the excess shall be recognized as gain by the transferor. As stated in the Certificate, in connection with the Bank Merger, Bank of Gonzales has represented that the liabilities of Bank of Gonzales which will be assumed by CNB, plus the amount of the liabilities to which the property transferred is subject, will not exceed Bank of Gonzales's total adjusted basis in the property transferred. Based on this representation and our limited review of pertinent financial statements, we have concluded that the gain recognition provision of section 357(c) should not apply to the Bank Merger.

                                  IV. OPINION

         In reliance upon the foregoing facts and the representations of the parties to the Merger transactions, and based upon our review of such documents and consideration of such legal matters as





____________________

2/ The determination of whether a "controlled corporation" exists is made using the 50% ownership test of section 304(c) as the "control" threshold, as mandated by section 368(a)(2)(H).

we have deemed relevant and sufficient to enable us to render an informed opinion, we are of the opinion that the federal income tax consequences of the proposed Mergers will be as follows:

A.       With respect to the Holding Company Merger:

         1. Provided the proposed Merger of Gonzales Holding with and into CNC qualifies as a statutory merger under applicable Louisiana law, the acquisition by CNC of substantially all of the assets of Gonzales Holding in exchange for shares of DGC Common Stock and the ssumption of liabilities of Gonzales Holding will constitute a reorganization within the meaning of Code section 368(a)(1)(A) and section 368(a)(2)(D).

               For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Gonzales Holding held immediately prior to the Merger. DGC, CNC, and Gonzales Holding will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

         2. No gain or loss will be recognized by Gonzales Holding upon the transfer of substantially all of it assets to CNC in exchange solely for DGC Common Stock and the assumption by CNC of the liabilities of Gonzales Holding (Code sections 361(a) and
               357(a)).   Such non-recognition is not affected by the fact that
               Gonzales Holding will be deemed to receive cash in lieu of fractional share interests of Gonzales Holding shareholders, since all of the cash will be deemed distributed to Gonzales Holding shareholders pursuant to the Merger Agreement.

         3. No gain or loss will be recognized to Gonzales Holding upon the transfer of substantially all of it assets to DGC in exchange solely for DGC Common Stock and the assumption by DGC of the liabilities of Gonzales Holding. (Rev. Rul. 57-278, 1957-1 C.B.
               124).

         4. No gain or loss will be recognized by DGC upon the receipt by CNC of substantially all of the assets of Gonzales Holding solely in exchange for DGC Common Stock issued to Gonzales Holding and the assumption by CNC of the liabilities of Gonzales Holding and the liabilities to which the transferred assets are subject (Rev. Rul 57-278, 1957-1 C.B. 124).


         5. The basis of the assets of Gonzales Holding in the hands of DGC will be, in each instance, the same as the basis of those assets in the hands of Gonzales Holding immediately prior to the Holding Company Merger (Code section 362(b)).

         6. The holding period of Gonzales Holding's assets in the hands of DGC will include the period during which the assets were held by Gonzales Holding (Code section 1223(2)).

         7. No gain or loss will be recognized by the shareholders of Gonzales Holding upon their receipt of DGC Common Stock (including fractional share interests to which they may be entitled) solely in exchange for their Gonzales Holding Common Stock (Code section 354(a)(1)).

         8. The basis of the DGC Common Stock to be received by the Gonzales Holding shareholders (including any fractional share interests to which they may be entitled) will be, in each instance, the same as the basis of the Gonzales Holding Common Stock surrendered in exchange therefor (Code section 358)).

         9. The holding period of the DGC Common Stock to be received by the Gonzales Holding shareholders (including any fractional share interests to which they may be entitled) will include, in each case, the period during which the Gonzales Holding Common Stock surrendered in exchange therefor was held, provided that the Gonzales Holding Common Stock is held as a capital asset in the hands of the Gonzales Holding shareholder on the date of the exchange (Code section 1223(1)).

        10. The payment of cash to Gonzales Holding shareholders in lieu of fractional shares of DGC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the reorganization exchange and then redeemed by DGC. The cash payments will be treated as having been received as distributions in redemption of such stock, subject to the provisions and limitations of section 302 of the Code.

        11. Where a dissenting Gonzales Holding shareholder receives solely cash in exchange for his or her Gonzales Holding Common Stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of section 302.

B.       With respect to the Bank Merger:

         1. Provided that the merger of Bank of Gonzales into CNB qualifies as a statutory merger under applicable state or federal law, the proposed Bank Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. Bank of Gonzales and CNB will each be "a party" to a reorganization" within the meaning of section 368(b)(2).

         2. No gain or loss will be recognized to Bank of Gonzales on the transfer of all of its assets to CNB in constructive exchange for CNB Common Stock issued to CNC and the assumption by CNB of the liabilities of Bank of Gonzales (Code sections 361(a) and 357(a)).

         3. No gain or loss will be recognized to CNB upon the receipt by CNB of all of the assets of Bank of Gonzales in constructive exchange for CNB Common Stock issued to CNC and the assumption by CNB of the liabilities of Bank of Gonzales and the liabilities to which the transferred assets are subject (Rev. Rul 57-278, 1957-1 C.B. 124).

         4. No gain or loss will be recognized by DGC or CNC as a result of the Bank Merger and the surrender of the Bank of Gonzales Common Stock in constructive exchange for the CNB Common Stock.

         5. The basis of the assets of Bank of Gonzales in the hands of CNB will, in each case, be the same as the basis of those assets in the hands of Bank of Gonzales immediately prior to the Bank Merger (Code section 362(b)).

         6. The holding period of the assets of Bank of Gonzales in the hands of CNB will, in each instance, include the period for which such assets were held by the Bank of Gonzales. (Code section 1223(2)).

         We have qualified our opinions by reference to the Code, the Treasury Regulations promulgated thereunder, and existing judicial and administrative interpretations thereof. In so opining, we have relied upon the foregoing facts and representations and have reviewed such documents and have considered such legal matters as we have deemed relevant and sufficient to enable us to render an informed opinion. We have also relied, to some extent, on the oral representations and statements of representatives of the parties with respect to the foregoing factual determinations. While we have not been requested nor have we undertaken to make independent investigations to verify such representations and statements, based upon our discussions with representatives of the parties and our limited review of certain background material, we believe that it is reasonable for us to rely on such representations and statements.

         Our opinion is limited to the specific opinions expressed above, and no other opinions are intended nor should they be inferred. An opinion of counsel has no binding effect upon the Service and no assurances can be given that the conclusions reached in any opinion will not be contested by the Service, or if contested, will be sustained by a court.

         The opinions we have expressed above are based on the facts and representations outlined herein being correct in all material respects as of the dates indicated or at the time of the proposed transactions as the case may be. In the event that one or more of the facts or representations are incorrect for any such time, our opinion would likely be substantially different than that expressed above.

         The opinion expressed herein is for the sole benefit of DGC, CNC, CNB, Gonzales Holding and Bank of Gonzales, together with their respective shareholders, and is not to be delivered to or relied upon by any other party without our prior written consent.

                                        Very truly yours,


                                        WATKINS LUDLAM & STENNIS, P.A.